UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Results presentation for the fourth quarter of 2019, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 12, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 13, 2020

Item 1

Results presentation for the fourth quarter of 2019, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 12, 2020.

Fourth - quarter and full year results, 2019 Natura &Co March 6, 20 20

The words " anticipates ," " wishes ,“ " expects ," "estimates ," " intends ," " forecasts ," " plans ," " predicts ," " projects ," " targets " and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, market acceptance of products, product transitions by the Company and its competitors, regulatory approval, currency fluctuations, production and supply difficulties, changes in product sales mix, and other risks. This presentation also may include pro - forma and adjusted information prepared by the Company for information and reference purposes only, which ha s not been audited. Forward - looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments. https:// natu.infoinvest.com.br / en 2 This presentation may contain forward - looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of Natura &Co's management.

1 Adjusted: Excluding effects that are not considered recurring nor comparable between the periods under analysis. 3 □ Strong growth of +7.3% in consolidated net revenues, supported by all brands and businesses: • Natura posted significant growth in Brazil and Latam , both over high comparable bases, with growth acceleration in Latam of +28.9% at constant currency • The Body Shop: Net revenue up +6.7% in BRL and - 1.2% at constant currency due to Hong Kong (+0.4% excluding Hong Kong) • Aesop: Acceleration in growth, at +13.4% at constant currency; 20 new stores □ Double - digit growth in consolidated adjusted EBITDA (+12.2%) , with margin of 17.6% (+80 bps) □ Underlying operating income grew 18.2% □ Strong cash generation of R$802.6 million, up +13.2% vs. Q4 - 18 □ Further deleveraging, from 2.71x to 2.41x □ Avon acquisition completed ahead of schedule – creating the world’s fourth - largest pure - play beauty group Q4 - 19 : Strong revenue growth across all businesses, double - digit growth in adjusted EBITDA 1 and solid cash generation, with further deleveraging

4 Consolidated Financial Performance

5 Tax credits, recoveries and provision reversal : Tax credits related to previous years, tax recoveries related to ICMS taxes applied to the base of PIS and COFINS, and ICMS provision reversal in previous quarters The Body Shop’s transformation costs , which refer to the amounts allocated to the execution of its transformation plan, and non - recurring write - off of intangible assets, with impact on EBITDA IFRS 16 : Its adoption resulted in the recognition of rights - of - use against lease liability, essentially related to leased stores of Natura, The Body Shop and Aesop Avon acquisition costs : Non - recurring costs associated with Avon acquisition, mainly related to professional fees and planning costs 5 Adjusted figures exclude the following non - operational effects

Strong net revenue growth across all businesses

(Net Revenue; R$ million)


4th Quarter
Full year
7.3%
7.8%
4,335.6
4,652.0
13,397.4
14,444.7
Q4-18
Q4-19
2018
2019
6.1% at constant FX
7.0% at constant FX

Natura

Q4: **Brazil** +3.0% and **Latam** +10.6% (+28.9% at constant FX)
FY: **Brazil** +4.0% and **Latam** +13.5% (+23.9% at constant FX)

The Body Shop

Q4: +6.7% (-1.2% at constant FX; +0.4% ex-Hong Kong)
FY: +6.3% (+0.9 at constant FX; +2.4% ex-Hong Kong)

Aesop

Q4: +25.7% (+13.4% at constant FX; +17.0% ex-Hong Kong)
FY: +22.5% (+12.3% at constant FX; +15.8% ex-Hong Kong)

Note: For comparison purposes, Q4 and 2019 results and analysis exclude the effects of IFRS16

6

7 AGO e EVENTOS Double - digit growth in Q4 adjusted EBITDA (Adjusted 1 ; R$ million) 1 Adjusted: Excludes IFRS 16, non - recurring effects at Natura Brazil, The Body Shop’s transformation costs and Avon - related acquisition expenses . EBITDA Q 4 - 1 9 Q4 - 19 Adjusted EBITDA margin of 17.6% (+80 bps )

8 1 Adjusted: Excludes IFRS 16, non - recurring effects at Natura Brazil, The Body Shop’s transformation costs and Avon - related acquisition expenses . AGO e EVENTOS Solid adjusted EBITDA growth in FY19 (Adjusted 1 ; R$ million) FY - 19 Adjusted EBITDA margin of 13.8%, stable versus FY - 18 EBITDA FY - 1 9

9 AGO e EVENTOS Strong acceleration in Q4 Underlying Operating Income (R$ million) 1 Excludes IFRS 16 (a) Other effects: acquisition - related expenses, transformation costs, financial expenses and income tax 132.8 68.6 Q4 - 19 UOI of R$641.2 million (+18.2%) Q4 Underlying Operating Income - UOI 1

10 AGO e EVENTOS Solid growth in full year Underlying Operating Income (R$ million) 1 Excludes IFRS 16 (a) Other effects: acquisition - related expenses, transformation costs, financial expenses and income tax 132.8 68.6 FY - 19 UOI of R$1,370.0 million (+5.7%) FY Underlying Operating Income - UOI 1

11 708.7 802.6 Q4-18 Q4-19 469.2 397.8 2018 2019 2,71x 2.41x Q4-18 Q4-19 (R$ million) Q 4 - 1 9 Net debt - to - EBITDA 1 ratio Continued improvement in net debt - to - EBITDA ratio FY - 1 9 Q4: Strong cash flow generation, driven by improved working capital at Natura Brazil and Latam , from lower accounts receivable and inventory level 2019: Free cash flow impacted by Avon acquisition - related expenses Free c ash f low 13.2% - 15.2% Strong cash generation and continued deleveraging 1 Excludes IFRS 16

Natura’s Performance

13 6,022.2 6,260.8 FY-18 FY-19 Revenue growth in Brazil despite a challenging comparable base; strong double - digit gowth in Latam 9M-18 9M-19 710.8 Q3-18 Q3-19 735.6 813.6 ( R$ million) Natura 1 Natura Brazil Natura Latam +3% sales growth in Q4 over a very challenging comparable base (+11.2% in Q4 - 18); +4.0% in 2019 900,000 consultants using digital platforms; 700,000 virtual consultant stores and double - digit growth in online sales Retail sales nearly doubled Double - digit LFL growth in Aqui tem Natura franchised stores (+400 stores) Successful relaunch of premium Una line 2,415.7 5.1% 3.0% 10.6% 6.7% 4.0% Q4 - 18 Q4 - 19 FY - 18 FY - 19 2,742.5 13.5% Strong +28.9% growth at constant currency in Q4 and +23.9% in FY19 +29.0% in units sold in Q4 and +19.0% in FY19 +9.2% in number of consultants in Q4 and +6.9% in FY19 Argentina grew above inflation, strong growth in Colombia and Mexico Number 1 brand in 4 of 5 countries Nearly 100% adoption of mobile platform 13 th consecutive quarter of consultant productivity growth Q4 - 18 Q1 - 19 Q2 - 19 Q3 - 19 Q4 - 19 +18.4% +1.5% +7.9% +6.9% +0.5% 1 Includes the subsidiaries in the U.S. and France Brazil Latam 2,629.3 2,762.5 Q4-18 Q4-19 8,447.4 9,012.3 FY-18 FY-19 1,890.1 1,946.0 Q4-18 Q4-19

Q4 EBITDA growth and margin increase both at Natura Brazil and Latam

(Adjusted[1]; R$ million)

%EBITDA Margin

Natura[2]



436.6
16.6%
467.2
16.9%
1,389.2
16.4%
1,426.4
15.8%
Q4-18
Q4-19
FY-18
FY-19

Natura Brazil



368.9
19.5%
398.1
20.5%
1,093.7
18.2%
1,119.9
17.9%
Q4-18
Q4-19
FY-18
FY-19

Natura Latam



78.3
10.6%
87.3
10.7%
327.5
13.6%
356.7
13.0%
Q4-18
Q4-19
FY-18
FY-19

Brazil

Q4 **EBITDA margin** of 20.5% (+100 bps). In 2019, margin was 17.9% (-30 bps), due to planned increase in marketing investments in Q3-19

Q4 **Selling, marketing and logistics expenses** reached 39.2% of net revenue (+30 bps)

Q4 **G&A**[3] expenses stood at 14.2% of net revenue (+30 bps) and FY19 at 14.5% (+20 bps) to drive innovation, IT and projects investments, and higher expenses related to stock option plans

Improvement in Q4 **gross margin** at 68.9% (+130 bps) and FY19 at 68.8% (+30 bps), on favorable category mix

Latam

Q4 **EBITDA margin** of 10.7% (+10 bps), driven by:

- Strong top-line performance
- Continued efforts to improve operational efficiency, with SG&A[4] exp. of 52.8% of sales (-60 bps)

FY19 **EBITDA margin** of 13.0% (-60 bps) driven by gross margin pressure

Q4 **gross margin** of 62.0% (-100 bps) and FY19 at 64.2% (-170 bps), due to strong depreciation of the Argentine peso

1 Adjusted: Excludes tax credits, recoveries and provision reversal in Brazil and IFRS 16 in all businesses

2 Includes the subsidiaries in the U.S. and France; 3 G&A expenses refer to Administrative, R&D, IT and Project expenses; 4 SG&A expenses refer to selling, marketing and logistics expenses + G&A expenses

14

The Body Shop’s Performance Bond Street Store , London

Net revenue growth in BRL; constant currency sales reflect store footprint optimization and Hong Kong impact

(R$ million)

The Body Shop - net revenue


6.7%
6.3%
1,346.2
1,436.8
3,886.0
4,129.3
Q4-18
Q4-19
FY-18
FY-19

Q4 net revenue +6.7% in BRL and -1.2% **at constant FX,** due to:

- Net closing of 24 own stores in the year as part of footprint optimization
- Ongoing sales deceleration in Hong Kong

Ex-Hong Kong, Q4 constant FX net revenue up +0.4%, driven by Australia (+14.0%) and the UK (+5.4%), supported by retail growth and double-digit growth in At-Home sales.

FY19 net revenue +6.3% in BRL; +0.7% at constant FX. Ex-Hong Kong, constant FX net revenue +2.4%, with UK growth of 8.8%.

16

Strong EBITDA growth and EBITDA margin expansion

(Adjusted[1]; R$ million)


The Body Shop - EBITDA
Reported
208.8
229.3
305.8
399.5
% Reported EBITDA Margin
15.5%
16.0%
7.9%
9.7%
Q4-18
Q4-19
FY-18
FY-19
Adjusted[1]
244.9
263.9
404.3
467.0
% Adjusted EBITDA Margin
18.2%
18.4%
10.4%
11.3%
Q4-18
Q4-19
FY-18
FY-19

Q4 reported EBITDA margin was 16.0% (+50 bps) and FY19 was 9.7% (+180 bps), achieving margin guidance for the year (10% - 11%)

Q4 adjusted EBITDA margin of 18.4% (+20 bps), mainly attributable to Hong Kong

FY19 adjusted EBITDA margin of 11.3% (+90 bps), despite Hong Kong, reflecting the advances of the Transformation Plan

Nominal EBITDA reached £77.3 million, 6.0% lower than nominal EBITDA guidance for the year (£82 - £86 million), partially due to Hong Kong effects

Transformation costs fully incurred, as planned:
Q4: R$18.7 million (£3.8 million)
FY19: R$51.5 million (£10.7million)
Total of £30.6 million in 2018-19, in line with estimate

1 Adjusted: Excludes transformation costs, write-off of intangible assets and IFRS 16 impacts

17

Aesop’s Performance World Mall , South Korea

19 162.3 227.3 2018 2019d 85.9 124.4 Q4-18 Q4-19 d 1,064. 0 1,303. 0 Q4-18 Q4-19 d 360.0 452.7 Q4-18 Q4-19 d High double - digit increase in revenue and EBITDA growth ( Adjusted 1 R$ million) Aesop – n et r evenue Aesop – EBITDA Strong acceleration in EBITDA growth: • Q4 EBITDA margin of 27.5% (+360 bps) • FY EBITDA margin of 17.4% (+210 bps) Q4 - 18 Q4 - 19 FY - 18 FY - 19 360.0 452.7 1,064.0 1,303.0 25.7% 22.5% Q4 - 18 Q4 - 19 FY - 18 FY - 19 85.9 124.4 162.3 227.3 1 Adjusted: Excludes IFRS 16 impacts Q4 sales up 13.4% at constant FX, driven by the Americas and Asia; FY19 sales +12.3% at constant FX Signature store LFL sales: +7.0% in Q4 and +8.0% in FY19 Strong growth in all channels in Q4, notably online 247 signature stores with 20 net openings in 2019 23.9% 27.5% 15.3% 17.4% +13.4% at constant FX +12.3 % at constant FX

AVON’s Performance

FY 2019: A year of execution with deliberate actions and visible progress

CREATING VALUE	REBOOTING DIRECT SELLING	INCREASING ACCESS	SIMPLIFYING
Restoring Brand Relevance	Improving Average Rep Sales and stabilizing Active Reps	Accelerating Digitalizing the business	Drive down cost and improve margin and Cash
Price / Mix +8%	Average Rep Sales +4%	Digital tools acceleration	Free Cash Flow +$164mm vs -$1mm in PY
C$ Adj. Revenue[1] -6%, more productive Representatives and sharper portfolio choices improved the quality of sales, learnings about price elasticity will benefit future revenue generation	Stabilizing Active Reps	Kick-started Influencers, bloggers, social selling	Adj. Operating Margin +100bps vs PY
	Restoring field fundamentals		Asset Monetization fully funded restructuring costs
	Lower bad debt		Savings program on track
More Innovation at higher price			

21

[1]C$ Adj. Revenue from Reportable Segments

AVON

2019 Pro - forma

□ Consolidated Pro - forma P&L of Natura &Co and Avon for 2019, building the baseline to capture future value □ Aligning Avon’s P&L in US GAAP with Natura &Co’s P&L in IFRS to create a pro - forma P&L in IFRS: □ Adjustments to reflect: o Differences between accounting practices (ex. Inventory and hyperinflation) and accounting standards (ex. IFRS16) o Reclassification within P&L lines (ex. reclassification of Avon’s Unallocated global expenses to Corporate expenses and SG&A) □ 2019 numbers include IFRS 16 □ Reporting segments: • Natura &Co Latam includes Natura, Avon, The Body Shop and Aesop for the region • Avon International (ex - Latam ) • The Body Shop (ex - Latam ) • Aesop (ex - Latam ) FY - 19 : Consolidated Pro - forma P&L of Natura &Co and Avon 23

24 2019 Pro - forma Consolidated Natura &Co net revenue By new reporting segments - % By brand - % (R$ million ) Avon 56% Natura 27% The Body Shop 13% Aesop 4% Consolidated pro - forma net revenue : R$ 32,942.2 million Natura &Co Latam 57% Avon International 27% The Body Shop 12% Aesop 4%

25 2019 Pro - forma Consolidated Natura &Co EBITDA Gross margin reached 64.1% G&A expenses stood at 13.9% of net revenue Corporate expenses ~ 1% of net revenue Acquisition costs totaled R$316.1 million EBITDA margin of 10.9% Excluding acquisition costs , EBITDA margin would have reached 11.9% R$ million ; % EBITDA margin EBITDA 1 10.5% 1,130.2 2,468.7 3,598.9 Avon Natura &Co Holding Consolidated pro-forma 17.1% 6.1% 10.9% 1 Includes IFRS 16 impacts

26 2019 Pro - forma Consolidated Natura &Co Net income R$ million Underlying operating income¹ 10.5% ¹Includes IFRS 16 impacts Non - recurring impacts on consolidated net income Net income¹ 316.1 601.2 206.6 Acquisition - related expenses Transformation costs² Taxes on Holding Co. constitution ²Includes R$549.7 million of restructuring costs related to Open Up Avon and R$ 51.5 million of TBS transformation costs 1,123.4 1,411.8 2,535.1 Avon Natura &Co Holding Consolidated Pro- forma 17.5 155.5 173.0 Avon Natura &Co Holding Consolidated pro- forma Other recurring, non - operating effects 3 1,444.9 3 Includes other operating income/expenses, financial income/expenses and income tax expenses and social contribution

27 Natura Bond swapped to BRL 15% Avon Bonds 39% Debentures 26% Promissory Notes 17% Working capital 2% Other 1% USD 39% BRL 59% Other 2% 3,795.1 4,584.8 8,380.0 3.4x 2.4x 2.8x Avon Natura &Co Holding Consolidated pro-forma 2019 Consolidated Pro - forma indebtedness¹ ex - IFRS 16 Net debt and leverage ratio 2 Debt profile By type - % By currency - % Debt amortization schedule R$ million R$ million, net debt/EBITDA ratio Average maturity: 4 years 2 Excludes IFRS 16 impacts both in EBITDA and in total debt (leases) as per current covenant calculations 8,161.7 3,361.6 2,279.8 4,113.9 4,241.9 1,571.9 972.6 Cash 2020 2021 2022 2023 2024 2043 1 USD/BRL year - end 2019 FX rate of R$4.03 for debt USD/BRL average 2019 FX rate of R$3.95 for EBITDA

28 Closing remarks

29 APAC + EMEA 40% Brazil 31% Spanish Latam 26% Other 3% 0.5% China 9.2% Other countries Asia 9.7% COVID - 19 – Effects mitigated by the group’s geographical footprint Pro - forma net revenue by geography - % • Asia is an important market for Natura &Co, and despite the current economic headwinds posed by COVID - 19 , the region will continue to present strategic opportunities for the Group • Current exposure to Asia stands at under 10 % of consolidated net revenue, distributed across 23 countries, led by the Philippines with under 4 % of group sales, while China accounts for 0 . 5 % Potential impact Commercial exposure to Asia The Body Shop Potentially material Under 20% of net revenue Aesop Significant The largest exposure, at 40% of its net revenue Avon Limited Under 10% of net revenue Natura Not material N/A Potential impact Supply Chain impacts The Body Shop Potentially material Certain Xmas packaging gift sets and materials sourcing from China Aesop Not material Suppliers and manufactures based in Australia Avon Potentially material Home & Fashion products sourced from China Natura Not material N/A

Solid revenue growth across all our brands demonstrates momentum driving our global, multi - brand, multi - channel, purpose - driven group Adjusted EBITDA growth with margin expansion Strong growth in underlying operating income Solid cash generation and continued deleveraging Successful completion of Avon acquisition ahead of schedule to create a leading direct - to - consumer group and the 4 th largest global pure - play beauty company Key takeaways Creating the best global beauty group in the world

31 Appendices

32 Upcoming events APRIL 24 • Investor Day in Brazil Update on: ̶ Synergies ̶ Integration ̶ Guidance • Group + 4 Business CEOs and CTO 1 MAY 7 • Q1 combined results OCTOBER/NOVEMBER • Investor Day in NY • Group Strategic Plan • Group + 4 Business CEOs and SGO 2 Q1 - 20 Earnings Investor Day II AGM & Investor Day Notes: (1) Chief Transformation Officer; (2) Sustainable Growth Officer

2019 Consolidated Pro-forma Natura &Co P&L

R$ million[1]	Consolidated Pro-forma[2]	Avon[2]	Natura &Co Holding[2]
Gross Revenue	***43,452.5***	***23,744.4***	***19,708.1***
Net Revenue	**32,942.2**	**18,497.5**	**14,444.7**
COGS	**(11,841.3)**	*(7,807.9)*	(4,033.5)
Gross Profit	***21,100.9***	***10,689.7***	***10,411.2***
Selling, Marketing and Logistics Expenses	(13,704.6)	*(7,099.5)*	(6,605.1)
Administrative, R&D, IT and Projects Expenses	(4,592.5)	*(2,325.2)*	(2,267.3)
Corporate Expenses	(268.7)	*(141.6)*	(127.1)
Other Operating Income/(Expenses), Net	458.7	326.3	132.4
Acquisition Related Expenses	(316.1)	*(174.7)*	(141.3)
Transformation Costs	(601.2)	*(549.7)*	(51.5)
Depreciation[1]	1,522.3	404.9	1,117.4
EBITDA	***3,598.9***	***1,130.2***	***2,468.7***
Depreciation	(1,522.3)	(404.9)	(1,117.4)
Financial Income/(Expenses), Net	(1,097.3)	(257.2)	(840.1)
Earnings Before Taxes	**979.2**	**468.0**	**511.2**
Taxes on Holding Company constitution	(206.6)	0.0	(206.6)
Income Tax and Social Contribution	(599.6)	(450.5)	(149.1)
Consolidated Net Income	**173.0**	**17.5**	**155.5**
Gross Margin	*64.1%*	*57.8%*	*72.1%*
Selling, Marketing and Logistics Exp./Net Revenue	*41.6%*	*38.4%*	*45.7%*
Admin., R&D, IT, and Projects Exp./Net Revenue	*13.9%*	*12.6%*	*15.7%*
Corporate Expenses	*0.8%*	*0.8%*	*0.9%*
EBITDA Margin	*10.9%*	*6.1%*	*17.1%*
Net Margin	*0.5%*	*0.1%*	*1.1%*

[1] Excludes the Purchase Price Allocation impacts

[2] Includes IFRS 16 effects

- To align reporting standards between Avon and Natura &Co, certain expenses were reclassified between line items in the P&L, and all items that had previously been categorized as non-GAAP, non-recurring adjustments to revenue and profit are consolidated into Other Operating Income (expense) within SG&A;
- Adjustments were made to reflect differences between IFRS and US GAAP accounting standards application, including in areas such as leases, hyperinflation, pensions and income tax. These adjustments have no net impact on operating profit in 2019.

33

34 Appendix to slide 21: Avon performance in 2019

35 35

Thank you!